[Letterhead of Kirkpatrick & Lockhart Preston Gates Ellis LLP]

November 21, 2007

VIA EDGAR

Ms. Donna Levy
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	China-Biotics, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed October 12, 2007
File No. 333-132670

Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed June 21, 2007
File No. 333-110733

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the Staff’s letter dated November 2, 2007. In connection therewith, the Company is hereby filing Amendment No. 7 to Form SB-2 (File No. 333-132670) (the “SB-2 Amendment”) and Amendment No. 1 to Form 10-KSB (the “10-KSB Amendment”). For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

Form SB-2

1.	Comment:
Please monitor your need to provide interim financial statements in accordance with Item 310(b) of Regulation S-B. If you update the registration statement to include interim financial statements, please correspondingly update all of the related disclosure in the Form SB-2.

Response:
The Company has updated the SB-2 Amendment to include quarterly financial statements and related disclosure for the period ended September 30, 2007, the most recently completed interim period for which the Company has prepared interim financial statements.

November 21, 2007

2.	Comment:	We will monitor your compliance with prior comments number 11 and 13 when you file an amended Form 10-KSB for the fiscal year ended March 31, 2007. We may have further comment at that time.

	Response:	The Company has addressed prior comment 11 on pages 70 - 74 of the 10-KSB Amendment and comment 13 on pages 5 - 8, 15, 17, 23 -29, 70 - 74, and 76 -79 of the 10-KSB Amendment.

3.	Comment:	We note that the organizational chart that appears on page 2 is in a font that makes it illegible. In your next amendment please increase the font size.

	Response:	The Company has increased the font size of the organizational chart on page 2 of the SB-2 Amendment.

Unaudited Parent Company Condensed Financial Statements, page F-51

4.	Comment:
We note from your response to prior comment number ten you included “unaudited condensed consolidated financial statements for the Company, which is solely a holding company, for the most recently ended fiscal year.” Please note Rule 12-04 of Regular S-X requires audited condensed financial information as to financial position, changes in financial position and results of operations as of the “same dates and for the same periods for which audited consolidated financial statements are required.” As such, you will need to amend your presentation to provided audited parent-only financial statements. Further note that the presentation of interim periods is not required.

	Response:	The Company has included audited parent-only financial statements on pages F50 - F56 the SB-2 Amendment and pages 70 - 74 of the 10-KSB Amendment.

5.	Comment:
We note your disclosure that “We caution you that this treatment is different from the presentation of audited financial statements for the year ended March 31, 2006 and 2007 and unaudited financial statements for the three months ended Jun 30, 2006 and 2007 included in this Form SB-2, in which SGI, the accounting acquirer, has been treated as the parent company.” Please explain why you have provided this disclosure in your filing.

	Response:	The Company has removed this disclosure from the SB-2 Amendment and 10-KSB Amendment.

November 21, 2007

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely,

By:	/s/ Eric Simonson
Eric Simonson

cc: Mr. Song Jinan, China-Biotics, Inc.